Exhibit 99.2

(English Translation of the Japanese News Release)	December 15, 2011

Company Name:	FUJIFILM Holdings Corporation
Name of Representative:	Shigetaka Komori President and Chief Executive Officer
Person to contact:	Ken Sugiyama General Manager, IR Office Corporate Planning Div.

Fujifilm Agrees to Acquire U.S.-based SonoSite, Inc.,
a Market Leader in Ultrasound Equipment

FUJIFILM Holdings Corporation (President and CEO: Shigetaka Komori) has signed a definitive agreement (the “Agreement”) with SonoSite, Inc. (President: Kevin Goodwin; Head office in Bothell, WA, NASDAQ: SONO, hereinafter “SonoSite”), a world leader in compact and portable ultrasound equipment, concerning the acquisition of SonoSite (the “Acquisition”) for approximately USD 995 million.  The Acquisition will be effected through a cash tender offer (the “Tender Offer”) and a subsequent cash merger.

A wholly-owned U.S. subsidiary of Fujifilm Holdings will commence the Tender Offer for SonoSite’s outstanding common shares for an acquisition price of USD 54 per share in cash.

After the Acquisition, SonoSite will become Fujifilm Holdings’ subsidiary, and Fujifilm Holdings plans to continue SonoSite’s business and operations.  The Acquisition is friendly, and the boards of directors at both companies have unanimously approved the Acquisition.  Please note that the consummation of the Acquisition requires approval of SonoSite’s shareholders and the satisfaction of certain conditions set forth in the Agreement, including obtaining approvals that are required under applicable laws and regulations.

SonoSite is a world leader in hand-carried ultrasound systems with a large global market share.  It has developed new application fields for ultrasound diagnostic devices by identifying the needs of frontline healthcare professionals and incorporating new functionality into products ahead of competitors especially in the POC market*1.  It is also renowned for its advanced technological capacity, such as in designing the ASIC (application-specific integrated circuit)*2, which facilitates production of ultra-compact and lightweight devices.  The company also possesses technologies that provide a competitive edge for the development of next-generation ultrasound diagnostic devices, including high resolution “high frequency transducers*3” and “photoacoustics imaging technology*4”.

Ultrasound diagnostic equipment releases ultrasound waves from a transducer as it is pressed against the body’s surface, receives the ultrasound waves reflected inside the body and processes the image data for visualization of internal organs, blood vessels, nerve fibers, etc.  It is a non-invasive diagnostic imaging system that does not require substantial hardware.  Ultrasonography allows for medical testing in a wide range of areas due to its ability to show abdominal, cervical, coronary, mammary, vascular, nervous, and other internal systems in real time.  In comparison to X-ray diagnostic imaging, it excels in visualizing soft tissue and therefore perfectly complements X-ray diagnostic imaging.

The global market for ultrasound diagnostic equipment is valued at just under 500 billion yen per annum, which makes it the largest segment in the field of medical diagnostic imaging equipment.  Hand-carried ultrasound equipment, which SonoSite specializes in, has the largest growth potential with a current growth rate of over 10% annually*5.  Defining the Medical Systems and Life Sciences business as a key growth area, Fujifilm Holdings has substantially boosted its capital investments and R&D, and is following a proactive M&A strategy to expand the business.  With the acquisition of SonoSite, the company aims to accelerate full-scale entry in the fast-growing hand-carried ultrasound equipment market, and establish ultrasonography as a new pillar of growth within the Medical Systems business.

By joining the Fujifilm Group, a market leader in the X-ray diagnostic imaging field, SonoSite will also enjoy the advantages of being able to offer total diagnostic imaging solutions and will also be enabled to leverage Fujifilm’s global network.

The combination of SonoSite’s proprietary technologies and its ability to identify frontline medical needs with Fujifilm’s advanced imaging technologies will allow the company to achieve further technological innovation in hand-carried ultrasound equipment, thereby strengthening its position in this market.  This acquisition will facilitate the development of easy-to-use ultrasound equipment fitted with high-quality imaging technology that meets the needs of frontline healthcare professionals.  The advancement of diagnostics with the discovery of new applications will be our contribution to the improvement of medical care quality.

*1
Abbreviation of “Point Of Care”.  POC signifies medical practitioners making judgment on treatment policy and administering the treatment on site, e.g. using ultrasound to examine the movement of anesthetic needle when conducting anesthesia to a nerve block

*2	Technology of designing optimum integrated circuit for a printed circuit board in ultrasound equipment
*3	A probe that has refined ultrasound-emitting elements and is therefore capable of generating ultrasound of higher than normal frequency. The use of high frequency enhances the image resolution.
*4
Photoacoustic Imaging optical ultrasound is a system in which substances inside a human body absorb light, emitted from outside, and generate sound.  The probe receives the sound and compiles a visual image.  Since different substances absorb light of different wavelengths, the system can change the wavelength of light to be used to make visual representations of various parts of the body (e.g. presenting the images of veins and artery separately).

*5	According to Inmedica data

1.	Transaction Overview

(1)	Tender Offeror
Special Purpose Company (SPC) established by wholly owned U.S. Subsidiary
Fujifilm Holdings through its U.S. holding company, FUJIFILM Holdings America Corporation, has established a wholly-owned subsidiary in the State of Delaware.  After the Tender Offer, SPC and SonoSite will be merged, and SonoSite will become a wholly owned indirect subsidiary of Fujifilm Holdings.

(2)	Target Company
SonoSite, Inc.

(3)	Tendered Securities
Common shares of SonoSite

(4)	Tender Offer Price
USD 54 per share in cash

(5)	Required Funding for Tender Offer
USD 995 million (Planned)
This amount is the total amount that is needed to purchase all outstanding common shares, convertible bonds, options and other securities of SonoSite.  Fujifilm Holdings has sufficient cash on hand to complete the transaction and the transaction is not subject to any financing conditions.

(6)	Tender Offer Period
The tender offer period will begin on or before the 20th U.S. business day after December 15, 2011 (not including Saturday, Sunday and U.S. Holiday U.S. time), the signing date of the Agreement, and will expire on the 21st business day thereafter (not including Saturday, Sunday and U.S. Holiday U.S. time).  The Tender Offer period may be extended pursuant to the Agreement if certain conditions to the Tender Offer have not been satisfied.

(7)	Minimum Number of Tendered Shares to Consummate the Tender Offer
SPC will consummate the Tender Offer if and only if SonoSite shares constituting 50% plus one share (on a fully-diluted basis) have been tendered.

(8)	Fujifilm Holdings’ Ownership Change in SonoSite after the Tender Offer
Ownership Level before the Tender Offer: 0%
Ownership Level after the Tender Offer: 100% (if 100% of SonoSite common shares are tendered into the Tender Offer)

2.	Overview of SonoSite, Inc

(1)	Company Name:	SonoSite, Inc.
(2)	Established:	April 6, 1998
(3)	Headquartered:	Bothell, WA
(4)	President and CEO:	Kevin Goodwin
(5)	Revenue:	$275mm (2010A)
(6)	Operating Income:	$27mm (2010A)
(7)	Number of Employees:	878 employees (as of December 31, 2010)
(8)	Global Operations:	USA, Canada, Australia, France, Italy,
Spain, United Kingdom, India, Japan

Impact on Fujifilm Holdings’ Business Performance
This acquisition is expected to have a positive contribution to Fujifilm Holdings’ consolidated performance once the company becomes Fujifilm Holdings’ subsidiary, and makes a substantial contribution to mid- to long-term business performance.  The impact on Fujifilm Holdings’ consolidated results for the March 2012 term is minimal.

Cautionary Statement Regarding Forward-Looking Statements
This presentation contains forward-looking statements that reflect Fujifilm Holdings’ plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Fujifilm Holdings’ and SonoSite, Inc.’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: failure to obtain sufficient shares in the tender offer to meet the minimum condition; inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the Tender Offer or the Merger; changes in laws or accounting standards, or other changes in the business environment relevant to the parties; challenges in executing our business strategies; the effects of the Tender Offer and the Merger making it more difficult for SonoSite to maintain existing relationships with employees, customers or business partners; the effects of financial instability or other changes in general economic or industry conditions; and other risks to consummation of the Tender Offer or the Merger.

Note to Investors
The tender offer to purchase shares of SonoSite common stock referenced in this press release has not yet commenced, and this press release is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of SonoSite common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Fujifilm will file with the SEC and mail to SonoSite stockholders.  At the time the tender offer is commenced, investors and security holders of SonoSite are advised to read the Tender Offer Statement carefully when it becomes available, before making any investment decision with respect to the tender offer because it will contain important information about the tender offer.  Investors and security holders of SonoSite also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Fujifilm with the SEC (when these documents become available) on the SEC’s website at http://www.sec.gov.  In addition, free copies of the Tender Offer Statement and related materials may be obtained (when these documents become available) from Fujifilm Holdings’ website at http://www.fujifilmholdings.com/en/investors/index.html.